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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70231

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2024_____ AND ENDING _____12/31/2024_____

                                                   MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Huatai Securities (USA), Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 PARK AVE, 21 FLOOR EAST
(No. and Street)

NEW YORK	**NY**	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- if individual, state last, first, middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Bryan Lin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Huatai Securities (USA), Inc _____ , as of _____ December 31, 2024 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Chief Executive Officer
Title

_____
Notary Public

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUATAI SECURITIES (USA), INC.

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

Huatai Securities (USA), Inc.
Table of Contents

	Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged With Governance of
Huatai Securities (USA), Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Huatai Securities (USA), Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2022.

Whippany, New Jersey
March 28, 2025

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Huatai Securities (USA), Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	17,455,716
Receivables from clearing organization		1,340,525
Operating lease right of use asset		7,439,680
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $591,454		641,604
Receivable from related parties		600,333
Prepaid expenses		220,019
Accounts receivable		833,270
Other Assets		70,754
Total assets	$	28,601,901

Liabilities and stockholder's equity

Accrued expenses	$	1,992,201
Operating lease liability		8,457,952
Payable to related party		133,574
Total liabilities		10,583,727

Stockholder's equity:

Common stock, $0.01 par value. Authorized, issued and outstanding 10,000 shares	100
Additional paid-in capital	61,588,320
Accumulated deficit	(43,570,246)
Total stockholder's equity:	18,018,174
Total liabilities and stockholder's equity	$ 28,601,901

The accompanying notes are an integral part of this statement of financial condition.

HUATAI SECURITIES (USA), INC.

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

Huatai Securities (USA), Inc.
Table of Contents

	Page

1. Organization and Nature of Business

Huatai Securities (USA), Inc. (the "Company") is incorporated in Delaware on August 24, 2018 and is wholly owned by Huatai International Financial Holdings Company Limited (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. ("FINRA") effective June 3, 2019.

The Company is approved to conduct the following businesses, all solely with institutional investors:

- Solicitation of investors in connection with primary and secondary market placements of U.S.- and Hong Kong-listed and regional securities (equity and debt), including acting as an underwriter in firm commitment or best efforts registered offerings, or as an initial purchaser in unregistered offerings, including Rule 144A offerings;
- Acting as a placement agent in the private placements of securities;
- Facilitating and arranging deals in investments, including primary and secondary market placements of U.S.- and Hong Kong-listed securities (equity and debt), including acting as underwriter in firm commitment or best efforts registered offerings, selling agent, solicitation, reception and handling of investors' orders in the U.S.;
- Soliciting clients for, and completing account opening and related procedures for securities relationships between its affiliates;
- Providing information to U.S. investors (existing and potential clients), including distribution of third-party research reports, generally prepared by its Hong Kong and People's Republic of China affiliates;
- M&A advisory activities;
- Acting as broker in secondary market transactions in non-U.S.-listed securities for U.S. institutional investors, which transactions may be executed and settled by a non-U.S. broker-dealer affiliate of the Company; and
- Trading securities for its own account.
- Acts as a chaperone pursuant to SEC Rule 15a-6.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of statement of financial condition in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Operating lease right of use asset and operating lease liability
The Company accounts for its material leases in accordance with ASC Topic 842, "Leases" ("ASC 842"). The guidance requires the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases.

The Company leases office space in New York City, its base of operations and the location of all of its employees. This lease term commenced in November 2022 and expires on November 30, 2035, and provides for a renewal option of 5 years. The renewal options have not been included in the lease liability calculation, since it is not reasonably certain that they will be exercised, based on general uncertainties that come with the passage of time.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of December 31, 2024 are as follows:

Year ending December 31,

2025	$	1,028,215
2026		1,028,215
2027		1,031,940
2028 - 2035		8,672,770
Total undiscounted lease payments	$	11,761,140

The imputed interest included in computation of the lease liability as of December 31, 2024 was $3,303,188 calculated using a discount rate of 6.25%. Because the rates implicit in the leases are generally not available, the Company utilizes its incremental borrowing rate as the discount rate.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight line method, based on the estimated useful life. Leasehold improvements are amortized using the straight line method over the shorter of their useful lives or the terms of the respective lease.

Income Taxes
The Company uses the asset and liability method to provide for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the statement of financial condition or the tax returns. Differences between the carrying amounts of existing assets and liabilities in the statement of financial condition and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. **Summary of Significant Accounting Policies (Continued)**

   Income Taxes (Continued)

   In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

   The Company accounts for uncertainties in income taxes pursuant to ASC 740, "Income Taxes". ASC 740 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

3. **Cash and Cash Equivalents**

   At December 31, 2024, cash consists of checking and money market accounts at a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC") and a money market account at a major bank which is not insured by the FDIC resulting in a combined balance in excess of such insurance coverage of approximately $17,205,716. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

4. **Furniture, Equipment and Leasehold Improvements**

   The Company's Furniture, Equipment and Leasehold Improvements, at December 31, 2024, are summarized as follows:

Leasehold improvements	$ 429,425
Equipment	411,350
Furniture and fixtures	392,283
Less accumulated depreciation and amortization	(591,454)
Total	$ 641,604

5. **Related Party Transactions**

The Company may, from time to time, share in the services provided by one or more third-party vendors paid by the Company's affiliates, Huatai Financial Holdings (Hong Kong) Limited and Huatai United Securities Co. Ltd., or pay certain travel and lodging expenses for personnel of its affiliates. At December 31, 2024, the firm had a net payable in the amount of $133,574 reported on the statement of financial condition.

The Company earns consulting fees from Huatai Securities Inc. At December 31, 2024, $151,338 of that amount is outstanding and is included in Receivable from related parties on the statement of financial condition.

The Company earns commissions relating to transactions with Huatai Financial Holdings (Hong Kong) Limited. At December 31, 2024, $448,995 of that amount is outstanding and is included in Receivable from related parties on the statement of financial condition.

6. **Income taxes**

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. At December 31, 2024, the Company has a federal net operating loss carryforward ("NOL") of approximately $7,905,000 which will be carried forward indefinitely. The Company also has NOL's for California, Massachusetts, New York State, and New York City of approximately $203,000, $31,000, $1,057,000 and $825,000, respectively which will begin to expire in 2039. The Company also has timing differences primarily attributable to depreciation and bonus accruals which will increase the Company tax deductions by approximately ($380,000). The NOLs and other timing differences created a cumulative deferred tax asset of approximately $8,156,000 as of December 31, 2024. The Company recorded a full valuation allowance against its deferred tax assets, as future realization is uncertain.

The Company records uncertain tax positions in accordance with ASC 740 "Accounting for Uncertainty in Income Taxes" on the basis noted in note (2) above.

7. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2024, the Company had net capital of $15,629,574, which was $15,379,574 in excess of its required net capital of $250,000.

8. **Credit Losses on Financial Instruments**

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with FASB, ASC 326.

The Company's estimate of expected credit losses considers the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

The Company, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Receivables from clearing organization
These amounts consist of a $1,340,525 balance with StoneX Financial Inc. The Company maintains awareness of the creditworthiness of the clearing organizations. Also, the regulatory community constantly maintains its awareness of the liquidity of these organizations. Based on the current credit rating of StoneX Financial Inc., the Company expects a de minimus loss and therefore is not required to estimate or recognize an allowance for credit losses.

Accounts receivable
The reserve for credit losses related to accounts receivable is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the reserve for credit losses. There was no reserve for credit losses recorded at December 31, 2024 with fees receivable based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the historical losses on such assets.

9. **Contingencies**

The Company was among certain underwriters of Full Truck Alliance Co. Ltd. ("FTA") named in a class action lawsuit filed in state court in New York in connection to FTA's June 2021 initial public offering. On February 2, 2024, Defendants, including the Company, moved to dismiss the complaint. On September 23, 2024, the Court dismissed the case and the case was fully settled between the issuer and claimants. All underwriters, including the Company, were indemnified and are not responsible for any part of the settlement or legal fees. As such, the Company did not incur any financial obligations related to this litigation.

10.   Employee Benefit Plan

The Company has a 401(k) Plan whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their salary subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the employees' contribution, subject to limits based on federal tax laws, and then employees have the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Company.

11.   Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2024 that would require recognition or disclosure in this statement of financial condition through March 28, 2025, which is the issuance date of these statement of financial condition.

There were no subsequent events which would require disclosure in the footnotes to the statement of financial condition.